Sphere 3D to Begin Trading on NASDAQ Global Market

Files Form 40-F Registration with SEC

Mississauga, Ontario – June 30th, 2014 – Sphere 3D Corporation (TSXV: ANY OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it has received confirmation that its application to list the Company's common stock on The NASDAQ Global Market has been approved by The NASDAQ Stock Market, a unit of the NASDAQ OMX Group.

The Company expects its shares to commence trading on or about July 8th, 2014 under the symbol “ANY”. Upon commencement of trading on NASDAQ, the Company’s common stock will cease to trade on the OTCQX but will continue to trade on the TSXV.

Sphere 3D today also announced that is has filed with the United States Securities and Exchange Commission a registration statement on Form 40-F to register its common shares under Section 12 of the United States Securities and Exchange Act of 1934, as amended.

“The listing by the Company on NASDAQ Global Market is the first step in a larger U.S. capital markets strategy”, said Peter Tassiopoulos, CEO of Sphere 3D. “Management believes that by undertaking an aggressive U.S. capital markets strategy the Company will increase awareness of the Company in the U.S. and provide greater liquidity for investors and institutions.”

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the V3 Desktop Cloud Orchestrator™ management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

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